CHAPMAN AND CUTLER LLP                                   111 WEST MONROE STREET
                                                        CHICAGO, ILLINOIS 60603



                              February 11, 2019




Sally Samuel
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review and Accounting Office
100 F Street, N.E.
Washington, D.C. 20549


      Re:                           FT 7839
            Limited Duration Fixed Income ETF Portfolio, Series 28
                                 (the "Trust")
                     CIK No. 1759293 File No. 333- 228890
--------------------------------------------------------------------------------

Dear Ms. Samuel:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio
_________

      1. IN THE SECOND PARAGRAPH UNDER "OBJECTIVES" ON PAGE 9 STATES "THE HIGHER THE MODIFIED DURATION OF A SECURITY, THE HIGHER ITS RISK." PLEASE CLARIFY WHAT IS MEANT BY THIS SENTENCE.

      Response: The sentence will be updated to state "The higher the modified duration of a security, the more sensitive it will be to changes in interest rates."

      2. IN THE SECOND PARAGRAPH UNDER "OBJECTIVES," PLEASE DISCLOSE THE TYPES OF FIXED-INCOME SECURITIES IN WHICH THE ETFS WILL INVEST.

      Response: The disclosure will be revised to state that the fixed-income securities held by the ETFs include corporate and government bonds.

Risk Factors
____________

      3. PLEASE DISCLOSE THE RISKS IN ORDER OF IMPORTANCE TO THE TRUST. SPECIFICALLY MOVE THE INTEREST RATE RISK CLOSER TO THE BEGINNING OF THE RISK FACTORS SECTION.

      Response: The Interest Rate Risk has been moved earlier in the Risk Factors section.

      4. IF APPLICABLE, PLEASE CHANGE THE INTRODUCTION TO THE LIMITED DURATION BONDS RISK TO "ALL OF THE FUNDS".

      Response: If all of the ETFs in the final portfolio for the trust invest in limited duration bonds, the risk will be updated in accordance with this comment.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 835-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By   /s/ Daniel J. Fallon
                                            __________________________
                                                Daniel J. Fallon